

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

March 27, 2006

Mr. Zhao Ming
Chief Executive Officer, President and Chairman of the Board
Puda Coal, Inc.
426 Xuefu Street
Taiyuan, Shanxi Province, China

> **Re:** **Puda Coal, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed March 10, 2006**
> **File No. 333-130380**

Dear Mr. Ming:

We have reviewed your response letter dated March 10, 2006 and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1.   Please update your consent from your independent auditor.

2.   Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.

3.   We note that you manage and control the operations of Shanxi Coal and receive the economic benefits derived from its operations. Please describe those benefits.

4.   We note an inconsistency on pages 1 and 4 regarding the percentage of ownership held by Zhao Yao. Please revise.

5.   Describe the transactions that resulted in BVI acquiring all of Putai's registered capital.

6.   Please identify the names of the BVI members who acquired 1,000,000 shares of your preferred stock as a result of the exchange.

7.   Revise the diagram on page 3 (and on page 54) to reflect the ownership by Zhao Ming and Zhao Yao of Puda Coal. Currently, it reflects only their ownership of Shanxi Coal. Also, revise it to include Puda Resources Company.

Risk Factors, page 9

8.   Please further expand the following captions, "[t]he demand for our product is cyclical and is affected by industrial economic conditions, "[w]e may not be able to meet quality specifications required by our customers," and "[w]e are subject to currency fluctuations from our Chinese operations." These captions describe a fact about your business but do not disclose the risks associated with such fact.

Tax Liability Payments, page 48

9.   Indicate the business reason for Resources Group to pay the Shanxi tax liabilities.

Business, page 50

Intellectual Property, page 72

10.   Please disclose the duration of the licenses granted by Putai.

Selling Security Holders, page 32

Selling Security Holder Table

11.   We remind you that you must include prior to effectiveness all natural persons with the power to vote or to dispose of the securities offered for resale by the entities that are listed as selling security holders.

12.   Please identify those selling security holders who are either broker-dealers or affiliates of a broker-dealer.

13.   Explain to us footnote (6). The footnote is cited in the table in relation to several individuals as well as Legend Merchant Group, Inc. and Garisch Financial Inc. It also refers Timothy Keating. Explain to us why you believe that the "Selling Security Holder is deemed an underwriter" rather than "is" an underwriter. Also, tell us whether Mr. Keating is affiliated with Keating Securities who is discussed on page 50.

Officers and Directors, page 42

14.   Disclose when Zhao Ming became executive officer of Shanxi Liulin Jucai Coal Industry Co., Limited.

Principal Stockholders, page 43

15.   We note that the sum of the percentages of your common stock held by your officers and directors does not coincide with the percentage held by all executive officer and directors as a group. Please advise or otherwise reconcile the apparent inconsistency.

Certain Relationships and Related Transaction, page 47

16.   We note your response to comment 46 and reissue the comment. Disclose whether the terms of the following transactions or arrangements were equivalent to, or as favorable as, terms agreed upon in similar transactions with non-affiliates:
   • the Supply Agreement with Jucai Coal;
   • the agreement relating to the payment of tax Liabilities; and
   • the agreements with Keating Securities.

17.   We note that you have removed the table of receivable and payables. Some of the information provided in that table does not appear to have been carried over the current disclosure. Please advise why you determined that you were no longer required to include such information in the registration statement.

Management's Discussion and Analysis or Plan of Operation, page 73

18.   We note your statement that your "liquidity will be adequate to satisfy [y]our obligations for the foreseeable future."   Please disclose whether you can satisfy your cash requirements for the remaining of the fiscal year.

Where You can Find Additional Information, page 88

19.   Please note that the current address of the SEC's Public Reference Room is 100 F St., N.E., Washington DC 20549. Revise accordingly.

Recent Sales of Unregistered Securities

20.   Please disclose the exemptions you relied upon regarding the private sales completed in 2003 and 2004 and discuss the facts that made the exemptions available.

Undertakings

21.   We reissue comment 49. We note that Item 512 of Regulation S-B was recently amended. See Securities Offering Reform, Release No. 33-8591. Ensure your inclusion of all undertakings required by Item 512, as amended.

Report of Independent Registered Public Accounting Firm, page F-2

22.   We note that the audit opinion you filed does not contain the auditor's signature or City and State where issued. Please provide an audit report that conforms to Rule 2-02(a)(2) and (3) of Regulation S-X.

Note 1. The Company, page F-25

23.   We are unable to locate your discussion concerning the ramifications to Puda Coal, Inc. should termination of the referenced agreements occur, as referenced in your response to prior comment 63 on page 24. Please provide a reference to the appropriate location where this information is disclosed.

Note 2. Summary of Significant Accounting Policies, page F-9

(a) Basis of Presentation and Consolidation

24.   We note that you consolidated the financial statements of Puda, BVI, Putai and Shanxi Coal. We further note your disclosure on page 2 that "Although we do not own Shanxi Coal, under accounting principles generally accepted in the United States of America, or U.S. GAAP, Shanxi Coal is included in our consolidated financial statements because our contractual arrangements with that entity provide

us with the risk and rewards associated with equity ownership and grant us control over it." Based on this disclosure and the disclosure surrounding your consolidation policy, please address the following items:

- Support your conclusion that your consolidation policy conforms with Rule 3A-02 of Regulation S-X. In this regard, indicate why your financial presentation is most meaningful in the circumstances and address majority ownership considerations addressed by Rule 3A-02(a) of Regulation S-X.

- Tell us how you evaluated your interest in Shanxi Coal to determine whether or not it should be consolidated under the guidelines of FIN 46(R) and what your evaluation, if any, concluded.

- Indicate the length of the contractual term between the controlling entity (i.e. Puda) and the controlled entity (i.e. Shanxi Coal) under the contractual arrangements in place.

- Confirm, if true, that the contractual arrangements are not terminable by the controlled entity, except for gross negligence, fraud, or other illegal acts or bankruptcy of the controlling entity or otherwise advise.

- Confirm, if true, that the controlling party has exclusive authority of all decision-making of ongoing major, or central operations, including establishing compensation levels and hiring and firing of key personnel or otherwise advise.

- Confirm, if true, that the controlling party has a significant financial interest in the controlled party that it may transfer without limitation or otherwise advise.

- Confirm, if true, that the controlling party has the right to receive income, both ongoing and as proceeds from the sale of its interest, in an amount that fluctuates based on the performance of the operations of the controlled entity and change in its fair value or otherwise advise.

Note 9. Common Stock, page F-16

25. Please reconcile the amount you show in the line item "Outstanding shares as at July 15, 2005 prior to the reorganization" totaling 59,000,000, with that previously disclosed in footnote 7 of 58,000,000. In this regard, we note your response to prior comment 59, where you indicate that "The Financial Statements have been revised to remove the references to these shares." Please expand on your response as it is unclear why you removed these shares from your presentation.

Note 18. Options, page F-20

26.   It appears that you need to expand your footnote disclosures to include the
information required by paragraphs 45 through 48 of SFAS 123.

Note 19. Retirement Benefits, page F-21

27.   It appears that you need to expand your footnote disclosures to include the
information required by paragraph 5 of SFAS 132(R).

Note 23. Unaudited Condensed Financial Information of Registrant, page F-23

28.   We note that your presentation of parent only financial information, in response to
prior comment 20, includes an unaudited condensed balance sheet as of
September 30, 2005 and an unaudited statement of operations and cash flows for
the period from July 15, 2005 to September 30, 2005. Please note that this
presentation does not appear to meet the requirements of Rule 12-04 of
Regulation S-X. In this regard, you are required to present "condensed financial
information as to financial position, changes in financial position and results of
operations of the registrant as of the same dates and for the same periods for
which audited consolidated financial statements are required." Please revise your
presentation accordingly.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer Goeken at (202) 551-3721 or Jill Davis, Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Gabel (via facsimile)
       J. Davis
       J. Goeken
       C. Moncada-Terry